SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Harpoon Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

41358P106

(CUSIP Number)

Marcus Karia, Group Finance Director

20 Berkeley Square,

Mayfair, London

W1J 6EQ, United Kingdom

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 11, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 41358P 10 6

1	NAMES OF REPORTING PERSONS Arix Bioscience Plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,208,667 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,208,667 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,208,667 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% (2)
14	TYPE OF REPORTING PERSON (See Instructions) HC

(1)

The shares are directly beneficially owned by Arix Bioscience Holdings Limited (“Arix Ltd.”). Arix Bioscience Plc (“Arix Plc”) is the sole owner and parent of Arix Ltd. and may be deemed to indirectly beneficially own the shares held by Arix Ltd.

(2)

The percentage set forth on the cover sheet is calculated based on 32,031,307 shares of Harpoon Therapeutics, Inc.’s (the “Issuer”) common stock, par value $0.0001 per share (“Common Stock”), outstanding as of January 11, 2021, as disclosed in, and derived from the Issuer’s (i) final prospectus dated January 6, 2021, filed with the Securities and Exchange Commission (the “Commission”) on January 7, 2021 (the “Prospectus”) and (ii) Current Report on Form 8-K, filed with the Commission on January 11, 2021 (the “Form 8-K,” and collectively with the Prospectus, the “January Offering Documents”).

CUSIP No. 41358P 10 6

1	NAMES OF REPORTING PERSONS Arix Bioscience Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,208,667 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,208,667 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,208,667 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	The shares are directly beneficially owned by Arix Ltd. Arix Plc is the sole owner and parent of Arix Ltd. and may be deemed to indirectly beneficially own the shares held by Arix Ltd.
(2)

The percentage set forth on the cover sheet is calculated based on 32,031,307 shares of the Issuer’s Common Stock outstanding as of January 11, 2021, as disclosed in, and derived from the January Offering Documents.

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on February 22, 2019 (the “February Schedule 13D”), as previously amended on December 11, 2019 (“Amendment No. 1”) and June 1, 2020 (“Amendment No. 2,” and together the February Schedule 13D and Amendment No. 1, the “Original Schedule 13D”) by the Reporting Persons relating to the shares of common stock, par value $0.0001 per share (the “Common Stock”) of Harpoon Therapeutics, Inc., a Delaware corporation (the “Issuer”).

Information reported in the Original Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following paragraph:

This Amendment No. 3 is being filed to update the aggregate percentage of Common Stock of the Issuer owned by the Reporting Person primarily due to changes caused by the issuance of additional Common Stock by the Issuer since the date of Amendment No. 2. Such transaction resulted in a decrease of over one percent (1%) in the aggregate percentage ownership reported by the Reporting Persons in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended by amending and replacing in their entirety the first paragraph of Item 5 and Item 5(c) as follows:

The information reported below is based on 32,031,307 shares of the Issuer’s Common Stock outstanding as of January 11, 2021, as disclosed in, and derived from the Issuer’s (i) final prospectus dated January 6, 2021, filed with the Commission on January 7, 2021 (the “Prospectus”) and (ii) Current Report on Form 8-K, filed with the Commission on January 11, 2021 (the “Form 8-K,” and collectively with the Prospectus, the “January Offering Documents”). This Amendment No. 3 is being filed to update the aggregate percentage of Common Stock of the Issuer owned by the Reporting Persons primarily due to changes caused by the issuance of additional Common Stock by the Issuer since the date of Amendment No. 2. Such transaction resulted in a decrease of over one percent (1%) in the aggregate percentage ownership reported by the Reporting Persons in the Schedule 13D.

(c) On December 11, 2020, the Reporting Persons acquired 14,961 shares of Common Stock in open market transactions at a price of $12.65 per share.

Except as set forth above, the Reporting Persons have not effected any transaction in the Common Stock of the Issuer during the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 12, 2021

ARIX BIOSCIENCE PLC

By:	/s/ Marcus Karia
Name:	Marcus Karia
Title:	Finance Director

ARIX BIOSCIENCE HOLDINGS LIMITED

By:	/s/ Marcus Karia
Name:	Marcus Karia
Title:	Finance Director

SCHEDULE A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the Reporting Persons (the “Instruction C Persons”). To the best of the Reporting Persons’ knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Ordinary Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D.

ARIX BIOSCIENCE HOLDINGS LIMITED

Name	Position	Citizenship	Present Principal Occupation	Business Address
Marcus Karia	Director	United Kingdom	Director, Arix Bioscience Holdings Limited	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom
Robert William Henry Lyne	Director	United Kingdom	Company Secretary, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom

ARIX BIOSCIENCE PLC

Name	Position	Citizenship	Present Principal Occupation	Business Address
Robert William Henry Lyne	Secretary	United Kingdom	Company Secretary, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom
Naseem Amin	Director	United Kingdom	Executive Chairman, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom
Mark Breuer	Director	United Kingdom	Director, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom
Trevor Mervyn Jones	Director	United Kingdom	Director, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom
Giles Kerr	Director	United Kingdom	Director, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom